Press Release

HEAD NV

HEAD NV announces date of the AGM and filing of its Annual Report 2007

Amsterdam - Monday 7th April, 2008 – HEAD NV (VSX: HEAD; U.S. OTC: HEDYY.PK), a leading global manufacturer and marketer of sports equipment, announces date of the Annual General Meeting of Shareholders and the filing of its annual report.

The Annual General Meeting of Shareholders of Head N.V. will be held on Wednesday, 28th May at 11:00 hours (local time) at the Sheraton Amsterdam Airport Hotel, Schiphol Boulevard 101, 1118 BG Amsterdam, The Netherlands. Details concerning the agenda, the right to attend, and how to exercise rights at the Annual General Meeting will be available on Monday 28th April. The Annual General Meeting will not be open to members of the general public.

Head N.V. filed its annual report (form 20-F) for the year ended 31st December 2007 with the SEC on April 4th 2008. The report is available on the SEC's EDGAR database, or by visiting our website at www.head.com and downloading it from the investor relations web page.

About Head

HEAD NV is a leading global manufacturer and marketer of premium branded sports equipment.

HEAD NV’s ordinary shares are listed on the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash, paddle and racquetball racquets, tennis balls, tennis footwear, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Richard Gasquet, Andrew Murray, Ivan Ljubicic, Svetlana Kuznetsova, Patty Schnyder, Amelie Mauresmo, Hermann Maier, Bode Miller, Didier Cuche, Marco Büchel, Patrick Staudacher, Maria Riesch, Elisabeth Görgl, Sarka Zahrobska, Jon Olsson and Gianluca Genoni.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations	Ralf Bernhart, Chief Financial Officer
Tel: +44 207 499 7800	Tel: +43 1 70 179 354
Fax: +44 207 491 7725	Fax +43 1 707 8940
headinvestors@aol.com